UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934*

Alon USA Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

020520102
(CUSIP Number)

Amber Ervin
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, Tennessee 37027
(615) 771-6701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

TABLE OF CONTENTS

Introductory Note
Item 4.	Purpose of Transaction.
Item 7.	Material to be Filed as Exhibits
Signature

CUSIP NO. 020520102	13D

1	NAME OF REPORTING PERSONS. I.R.S. Identification No. of above persons (entities only). Delek US Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) o (b) x
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,691,292
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 33,691,292
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,691,292
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.2% based on 71,411,430 shares outstanding as of July 25, 2016
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Introductory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is filed by Delek US Holdings, Inc. (“Delek”), a Delaware corporation, to amend the Schedule 13D related to the common stock, par value $0.01 per share, of Alon USA Energy, Inc. (“Alon USA”) previously filed by Delek with the United States Securities and Exchange Commission on May 26, 2015 (the “Initial 13D”) as amended on December 23, 2015 (“Amendment No. 1”) and February 3, 2016 (“Amendment No. 2”) (the Initial 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 may be collectively referred to herein as the “Delek 13D”). Each capitalized term used and not otherwise defined in this Amendment No. 3 shall have the meaning otherwise assigned to such term in the Delek 13D. Except as otherwise provided in this Amendment No. 3, each Item of the Initial 13D, Amendment No. 1 and Amendment No. 2 remains unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented to add the following:

As of the date of this Amendment No. 3, Delek continues to evaluate potential actions which would relate to or result in (i) an extraordinary corporate transaction with Alon USA, such as a merger with Alon USA (under subparagraph (b) of Item 4 of Schedule 13D), (ii) the acquisition of additional shares of common stock of Alon USA (under subparagraph (a) of Item 4 of Schedule 13D), (iii) the acquisition from Alon USA of a material amount of its assets (under subparagraph (c) of Item 4 of Schedule 13D) or (iv) the divestiture of Delek’s shares of common stock of Alon USA (any of the foregoing being, a “Potential Business Transaction”).

Members of Delek’s management have engaged, and may continue to engage, in discussions with management of Alon USA to allow Delek to evaluate potential synergies associated with the transactions described in (i), (ii) and (iii) above. Delek and its financial and legal advisors have also engaged, and may continue to engage, in discussions and negotiations with a special committee of the board of directors of Alon USA and other relevant parties concerning Delek’s investment in Alon USA. These discussions have included, and may continue to include, without limitation, a Potential Business Transaction, options for enhancing value to holders of Alon USA’s common stock and matters concerning Alon USA’s business, operations, governance, management, ownership, capitalization, personnel, prospects and strategic plans.

On October 14, 2016, Delek delivered a non-binding letter (the "Proposal Letter") to a special committee of the board of directors of Alon USA proposing a Potential Business Transaction in the form of an all-stock transaction as a result of which each outstanding share of Alon USA common stock not currently owned by Delek would be converted into the right to receive shares of Delek common stock at a fixed ratio of 0.44 shares of Delek common stock for each such outstanding share of Alon USA common stock. As described in the Proposal Letter, Delek will not move forward with the proposed transaction unless it is approved by a special committee of the board of directors of Alon USA comprised entirely of directors independent of Delek. In addition, the proposed transaction would be subject to a non-waivable condition that the majority of the outstanding shares of Alon USA common stock not owned by Delek or its affiliates approve the transaction. Delek further anticipates that the issuance of Delek common stock in the proposed transaction would require the approval of Delek’s stockholders. Any such transaction would be subject to completion of mutual due diligence customary for such a transaction and will only be consummated pursuant to the terms of definitive transaction documents mutually acceptable to the boards of directors of Delek and Alon USA, including its special committee. The Proposal Letter provides that it sets forth an expression of interest only, and that Delek reserves the right to withdraw or modify its proposal at any time and for any purpose. The summary of the Proposal Letter herein is qualified in its entirety by reference to the Proposal Letter, attached as Exhibit 99.1 hereto, which is incorporated by reference herein. There is no assurance that a definitive agreement for a Potential Business Transaction on terms acceptable to Delek will result from the Proposal Letter or any subsequent discussions or negotiations. No assurance can be made as to the likelihood or the timetable for reaching any definitive agreement for any of the Potential Business Transactions or consummating any such transaction.

Delek may continue to exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in Alon USA’s business, operations, governance, management, ownership, capitalization, personnel, prospects or strategic plans, or propose various forms of a Potential Business Transaction or propose or engage in one or more other actions set forth under subparagraphs (a) through (j) of Item 4 of Schedule 13D. Delek may also continue to engage external strategic, operational, legal and financial advisors to assist in capturing the full scale of value creation opportunities, including a Potential Business Transaction.

Other than as set forth in the Delek 13D, Delek does not have any present plans or proposals that relate to or would result in any of the actions required to be described under subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, Delek may, at any time, review or reconsider its position with respect to the proposed transaction or otherwise with respect to its investment in Alon USA, and formulate plans or proposals with respect to any such matters.

The statements made in this Amendment No. 3 are not an offer nor a solicitation of an offer to purchase, sell or exchange securities or a solicitation of a proxy from any stockholder. Subject to future developments, additional documents regarding the proposed transaction may be filed with the SEC, which investors should read carefully if and when they become available because they contain important information about Delek, Alon USA and Potential Business Transactions. Investors and stockholders may obtain a free copy of the documents filed with the SEC containing information about Delek, Alon USA and Potential Business Transactions when they are available, from the SEC’s website at www.sec.gov. Delek, its directors and certain of its executive officers may be deemed to be participants in a solicitation of proxies for the proposed transaction. Information about the directors and executive officers of Delek is set forth in its proxy statement for the 2016 annual meeting of stockholders and subsequent reports on Form 8-K, as filed with the SEC, and will be included in the relevant documents regarding the proposed transaction that may be filed with the SEC.

Item 7. Material to be Filed as Exhibits

99.1    Proposal Letter, dated October 14, 2016, to the Special Committee of the Board of Directors of Alon USA.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DELEK US HOLDINGS, INC.
By: /s/ Assaf Ginzburg	Date: October 14, 2016
Assaf Ginzburg
EVP/Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).